NORTHWEST		Suite 704, 595 Howe Street Box 35 Vancouver, British Columbia Canada V6C 2T5 Telephone: (604) 687-5792 Facsimile: (604) 687-6650
LAW GROUP
Stephen F.X. O’Neill*† Alan H. Finlayson Charles C. Hethey*∆	Michael F. Provenzano Christian I. Cu*†◊ Brian S.R. O’Neill*†◊
Northwest Law Group is an association of independent lawyers and law corporations.

File #0619

December 23, 2014

VIA EDGAR &
E-MAIL (WilliamsonJ@sec.gov)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Attention:  Jay Williamson

Dear Sirs/Mesdames:

RE:	I-MINERALS INC. (the “Company”) - SEC File No. 000-55321 - Form 10 Registration Statement Filed November 17, 2014

We are the solicitors for the Company.  We write on behalf of the Company in response to your comment letter dated December 9, 2014 regarding the above-referenced Form 10 Registration filing (the “Comment Letter”).  On behalf of the Company, we have filed with the United States Securities and Exchange Commission (the “SEC”) via the EDGAR system, an amended Registration on Form 10/A (the "Amended Form 10").

In addition to the Amended Form 10, we also provide below our responses to the comments made in the Comment Letter.  Our responses herein are based on the factual information provided to us by the Company.  Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.  Capitalized terms used herein and not defined, have the same meanings given such terms in the Amended Form 10.

BUSINESS, PAGE 10

1.	ON PAGE 10 YOU DISCLOSE THAT YOU PURCHASED THE HELMER-BOVILL PROPERTY PURSUANT TO AN ASSIGNMENT AGREEMENT WITH A CONTINGENT RIGHT OF REVERTER. IF THE CONTINGENT RIGHT IS STILL APPLICABLE, PLEASE SUMMARIZE THE MATERIAL PROVISIONS. IF ALL OF THE CONTINGENCIES HAVE BEEN SATISFIED, PLEASE REVISE TO STATE SO.

In response to this comment, the Company has revised the section titled “Properties” to state that it believes the contingent right of reverter has been extinguished.

2.	ON PAGE 12 YOU REFERENCE AGREEMENTS WITH PRE-MIX, INC. TO SELL SAND TAILINGS AND SCREENED K-SPAR/QUARTZ SAND. PLEASE REVISE YOUR “FINANCIAL INFORMATION” DISCUSSION TO ADDRESS THE IMPACT THESE AGREEMENTS HAD ON YOUR RESULTS OF OPERATIONS DURING EACH PERIOD COVERED BY YOUR FINANCIAL STATEMENTS. ALSO, PLEASE FILE THESE AGREEMENTS PURSUANT TO ITEM 601(B)(10) OF REGULATION S-K OR ADVISE WHY THESE ARE NOT MATERIAL CONTRACTS ON WHICH YOUR BUSINESS IS SUBSTANTIALLY DEPENDENT.

* Practicing through O’Neill Law Corporation	◊ Also of the Nevada State Bar
∆ Also of the New York State Bar	† Also of the Washington State Bar

NORTHWEST LAW GROUP December 23, 2014 Page 2

In response to this comment, the Company has included a copy of the sales agreement dated April 28, 2014 between Pre-Mix, Inc. (“Pre-Mix”) and the I-Minerals USA, Inc. (the “Sales Agreement”).  In addition, the Company revised the section titled “Financial Information” to disclose that Pre-Mix is solely responsible for all operating expenses to process and remove the K-spar/quartz sand from the WBL Tailings Project under the terms of the Sales Agreement.

FINANCIAL INFORMATION, PAGE 21

3.	WE NOTE YOUR DISCLOSURE THAT YOU PLAN TO CONTINUE PRODUCTION AT THE WBL TAILINGS PROJECT, HOWEVER, THE TABLE UNDER “OPERATING EXPENSES” DOES NOT LIST EXPENDITURES AT THE WBL TAILINGS PROJECT DURING THE NEXT 12 MONTHS. PLEASE EXPLAIN THE ANTICIPATED LACK OF EXPENSES REGARDING THE WBL TAILINGS PROJECT.

In response to this comment, the Company has included a footnote to the table under “Operating Expenses” disclosing that Pre-Mix is solely responsible for all operating expenses to process and remove the K-spar/quartz sand from the WBL Tailings Project under the terms of the Sales Agreement.

4.	PLEASE EXPLAIN THE REFERENCE TO “COMPLETION OF THE OFFERING” IN THE SENTENCE FOLLOWING THE OPERATING EXPENSES TABLE.

In response to this comment, the Company has removed the phrase “completion of the offering”.

PROPERTIES PAGE 25

5.	PLEASE FORWARD TO OUR ENGINEER, AS SUPPLEMENTAL INFORMATION AND NOT AS PART OF YOUR FILING, THE MARKETING STUDY ASSOCIATED WITH YOUR PROJECT, PURSUANT TO PARAGRAPH (C) OF INDUSTRY GUIDE 7. PLEASE PROVIDE THIS INFORMATION ON A CD, FORMATTED AS ADOBE PDF FILES. YOU MAY ASK TO HAVE THIS INFORMATION RETURNED BY MAKING A WRITTEN REQUEST AT THE TIME IT IS FURNISHED, AS PROVIDED IN RULE 12B-4. IF YOU HAVE QUESTIONS CONCERNING THE ABOVE REQUEST, PLEASE CONTACT JOHN COLEMAN, MINING ENGINEER AT (202) 551-3610.

In response to this comment, the Company has forwarded to the SEC the marketing study associated with the Bovill Kaolin Project.

6.	IN AN APPROPRIATE LOCATION OF YOUR FILING, PLEASE INCLUDE A DISCUSSION OF THE MARKETING AND DISTRIBUTION OF PRODUCTS THAT YOU PROPOSE TO PRODUCE FROM YOUR OPERATIONS INCLUDING POTENTIAL MARKETS, SPECIFIC PRODUCTS, CURRENT PRICING, HISTORICAL PRICING, AND ANY RISKS ASSOCIATED WITH SELLING YOUR PRODUCTS.

In response to this comment, the Company has revised the section titled “Business – Industry Minerals” to include additional operations on the potential markets, current pricing and historical pricing of the industry mineral products. In addition, the Company has also updated the section titled “Risk Factors” to include certain risks associated with selling the industrial mineral products.

NORTHWEST LAW GROUP December 23, 2014 Page 3

7.	PLEASE TELL US HOW YOU DETERMINED THE MINERAL PRICING ASSOCIATED WITH YOUR BOVILL KAOLIN PROJECT.

In response to this comment, the Company has revised the section titled “Properties” by inserting a sub-section called “Industrial Mineral Pricing”.

8.	PLEASE DISCLOSE THE MINERAL PRICING ASSOCIATED WITH THE CALCULATION OF YOUR MINERAL RESOURCES AND MINERAL RESERVES. IF A COMPOSITE PRICE WAS USED THEN PLEASE DISCLOSE THE COMPOSITE PRICE, THE INDIVIDUAL COMMODITY PRICES, AND A DESCRIPTION OF HOW THE COMPOSITE PRICE WAS DETERMINED.

In response to this comment, the Company has provided a description on how it determined the composite price under the section titled “Industrial Mineral Pricing”.

9.	PLEASE DISCLOSE THE MINE RECOVERY AND PROCESSING RECOVERY FACTORS ASSOCIATED WITH YOUR MINERAL RESERVES.

In response to this comment, the Company included additional disclosure on mine recovery and processing recovery factors associated with its mineral reserves under the section titled “Properties – 2014 Pre-Feasibility Study – CIM Mineral Reserve Estimate”.

10.	ADDITIONALLY, PLEASE CLARIFY IF YOUR MINERAL RESERVES ARE REPORTED AS RECOVERABLE TONS.

In response to this comment, the Company has the section titled “Properties – 2014 Pre-Feasibility Study – CIM Mineral Reserve Estimate” to state that 100% of the mineral reserves are reported as recoverable tons.

11.	WE NOTE YOUR DISCLOSURE THAT YOU DO NOT USE A CUT-OFF GRADE. PLEASE TELL US HOW YOU DISTINGUISH BETWEEN ORE AND WASTE AND TELL US THE MINIMUM GRADE IN WHICH YOUR MATERIAL IS ECONOMIC.

In response to this comment, the Company has revised the section titled “Properties – 2014 Pre-Feasibility Study – CIM Mineral Reserve Estimate” to disclose the method in which it distinguishes between ore and waste.

12.	PLEASE FULLY DESCRIBE YOUR WBL TAILINGS PROJECT PURSUANT TO PARAGRAPH (B) OF INDUSTRY GUIDE 7. IN YOUR RESPONSE PLEASE DISCUSS CURRENT AND HISTORICAL PRODUCTION INFORMATION INCLUDING QUANTITIES OF PRODUCTS SOLD, AVERAGE PRICING, AVERAGE COST, AND TRANSPORTATION.

In response to this comment, the Company notes that the WBL Tailings Project is located within its Helmer-Bovill Property.  Accordingly, the Company has revised the section titled “Properties” to include certain disclosure that is specific to the WBL Tailings Project.  In addition, the Company has revised the section “Properties – Current Activities” to include disclosure of the production activities at the WBL Tailings Project.

13.	PLEASE DISCLOSE A DESCRIPTION OF YOUR WBL PROCESSING FACILITY INCLUDING THE CAPACITY AND UTILIZATION PURSUANT TO THE INSTRUCTIONS TO ITEM 102 OF REGULATION S-K.

In response to this comment, the Company confirms that it does not have a processing facility at the WBL Tailings Project.  The section titled “Properties – Current Activities – WBL Tailings Project” discloses that a third party pays all of the costs for the removal and extraction of the sand failings from the WBL Tailings Project.

NORTHWEST LAW GROUP December 23, 2014 Page 4

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE, PAGE 46

14.	PLEASE CLARIFY WHETHER THE INFORMATION PRESENTED UNDER COMPENSATION ARRANGEMENTS ON PAGE 46 DUPLICATES THE INFORMATION PRESENTED IN YOUR SUMMARY COMPENSATION AND DIRECTOR COMPENSATION TABLES. ALSO, PLEASE FILE ANY AGREEMENTS RELATED TO THE MANAGEMENT AND CONSULTING SERVICES PROVIDED BY MR. GIRLING.

In response to this comment, the Company confirms that this duplicates the disclosure contained under its Summary Compensation and Director Compensation Tables.  Accordingly, the Company has inserted a cross-reference to the relevant compensation sections of the Amended Form 10.

EXHIBITS

15.	EXHIBITS 3.1 TO 10.7 ARE FILED IN AN IMPROPER ELECTRONIC FORMAT. PLEASE REFILE. SEE RULE 102(A) OF REGULATION S-T AND SECTION 2.1 OF VOLUME II OF THE EDGAR FILER MANUAL.

In response to this comment, the Company has filed a word version of Exhibits 3.1 to 10.7.

EXHIBIT 10.7

16.	PLEASE REVISE YOUR DISCLOSURE TO ADDRESS MATERIAL PROVISIONS OF THIS AGREEMENT, SUCH AS ARTICLE 4 SECURITY FOR ADVANCES AND ARTICLE 5 BOARD REPRESENTATION.

In response to this comment, the Company has revised the section titled “Related Party Transactions” to disclose the material provisions of the agreement including Article 4 Security for Advances and Article 5 Board Representation.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

/s/ Charles C. Hethey

CHARLES C. HETHEY

/dml

Enclosures

cc:        I-Minerals Inc.